Exhibit 99.2

STRICTLY PRIVATE & CONFIDENTIAL

Sent Via E-mail Delivery

November 22, 2023

Board of Directors

Vista Outdoor Inc.

1 Vista Way

Anoka, MN 55303

Dear Directors,

As you are aware from our multiple prior interactions, Colt CZ Group SE (“Colt CZ”) has long admired the historic and leading brands within the Vista portfolio and, as one of your largest shareholders, we are writing to propose a transaction which we believe will recapture shareholder value that has been lost over the 18 months since the initial announcement of your intent to spin off the Outdoor Products segment. Over this time Vista’s share price has declined approximately 32%, falling 14% between the spin announcement and the day before announcement of the sale of the Sporting Products segment to Czechoslovak Group and revised earnings guidance for 2024. The market’s view of the Czechoslovak Group transaction was clear in its reaction to the announcement, which resulted in the rapid fall in share price on October 16, 2023.

Our superior proposal consists of a strategic combination between our businesses that would value Vista at $30/share and include a $900m buyback program executed post-closing, funded by $600m of new equity issued at the transaction price and an incremental $300m of debt. We would keep the company together, allowing continued upside for current Vista shareholders with the “New Vista” retaining its listing in the U.S. The attached presentation outlines our proposal in more detail.

It is apparent to Colt CZ that, with the separation of the Sporting Products segment, the remaining Outdoor Products segment will be subscale as a standalone public company with substantial risks. Once the cash generative Sporting Products segment, with attractive EBITDA margins of over 30%, is separated, shareholders will be left with a business that currently has EBITDA margins of less than 8%. The Outdoor Products business will be overcapitalized and placed to continue its growth through acquisitions; however, based on history, your shareholders consider this strategy a substantial risk rather than an opportunity. Separation of the businesses may ultimately be the right path, but the timing is wrong today, and at least until confidence is re-established in the company and performance of the business is turned around.

Your shareholders also have concerns about the Sporting Products transaction. This deal poses regulatory risks and prolongs the time it will take to separate the businesses. Separation expenses have already exceeded $50 million and this process has created significant distraction and turnover that needs to be addressed.

We believe we can bring enormous value to the Sporting Products segment through a combination and also assist you in turning around the performance of Vista as a whole. A combination of Colt CZ and Vista would bring together the most iconic western brands in the market, delivering a complete portfolio of sporting and outdoor brands to customers globally.

Colt CZ Group SE | náměstí Republiky 2090/3a, 110 00 Prague 1, Czech Republic | TIN 29151961 | VAT CZ 29151961 Registered in Commercial Register kept by the Municipal Court in Prague, File H 962

Colt CZ has a strong management team with a track record of value creation for its shareholders, including successfully turning around the Colt’s Manufacturing operations since its acquisition in 2021. As you have seen, we already received substantial commitments from our financing sources to underwrite a transaction with Vista.

Based on your current public valuation, your expectation that the multiples of each segment will be unlocked through separation has unfortunately not been borne out. As such, we propose that you engage with us regarding a superior alternative that enhances value for the current shareholders of Vista.

We look forward to promptly moving forward and, given the significant diligence we have already conducted on Vista, believe we could sign a transaction this calendar year. Please do not hesitate to reach out to me directly to discuss next steps.

Sincerely,

/s/ Jan Drahota

Jan Drahota

Colt CZ Group SE, CEO & Chairman of the Board of Directors

Attached: Summary of Colt CZ proposal

Key transaction terms Win-win for all shareholders 1 Vista Outdoor and Colt CZ to combine in a cash and stock transaction to form and re-capitalize “New Vista” 2 Vista shares to be valued at $30/share in the combination with a $900m buyback authorization, funded at closing and to be executed post-closing â–¡ Implied premium for Vista shareholders of approximately 16% to both current and to 30-day average share price â–¡ Vista shareholders will own approximately 55% of New Vista post-closing 3 $900m of new financing comprised of $600m of new equity subscription at the transaction price and $300m of incremental debt â–¡ Strong support expressed from existing Colt CZ lending relationships 4 Post transaction net leverage of approximately 1.8x LFY adjusted EBITDA 5 Significant cost and revenue synergy potential from the combination    Strictly Confidential

Transaction rationale A deal that not only makes sense for Sporting Products today, but the whole of Vista New Vista Sporting Products Elevated financial profile with significant free cash flow Recognition of value of Vista’s underlying businesses generation, through all economic environments Superior cash proceeds to shareholders compared to Unified player in the small arms industry, providing firearms Czechoslovak Group transaction and ammunition Vista shareholders participate in synergies generated through Positions the combined company for continued growth the combination Removes risks regarding viability of separated Outdoor Comprehensive solution offering and expanded global reach Products business to meet customer requirements Eliminates separation distraction and refocuses on existing operations Accelerated capabilities for the next stages of innovation Shared values, purpose and culture with a focus on Significant value creation and costs savings through employees synergies Bringing together the most iconic western brand portfolio in the market and Creating a global leader in the small arms industry, providing innovative delivering to customers globally a complete portfolio of sporting and and high-quality products on which our customers can rely outdoor products

Combination overview Enhanced scale, greater diversification and modest leverage New Vista Market capitalization $1.8bn $0.8bn $2.3bn LFY revenue $3.1bn $0.6bn $3.7bn LFY adj. EBITDA $622m $144m $765m Leverage 1.5x 1.2x 1.8x (Net debt / LFY adj. EBITDA) Outdoor Long guns Firearms Products Segmental LFY revenue split Sporting Products Short guns Accessories Ammunition International United International States Geographical LFY revenue split United United States International States 3 Strictly Confidential